UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41598

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _01/01/2025_ AND ENDING _12/31/25_
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Stark Financial Industries, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__3007 Cordoba Ranch Boulevard__
            (No. and Street)

__Lutz__	__FL__	__33559__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__David Beardsley__	__818-735-9860__	__David@starkmb.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Navolio & Tallman LLP__
      (Name – if individual, state last, first, and middle name)

2121 N. California Blvd., Suite 610	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

__03/29/2011__	__5442__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Beardsley _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STARK FINANCIAL INDUSTRIES, LLC _____, as of 12/31 _____, 2025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature _____

Title:
CHIEF EXECUTIVE OFFICER

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Stark Financial Industries, LLC

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm)

Year Ended December 31, 2025

STARK FINANCIAL INDUSTRIES, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Stark Financial Industries, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stark Financial Industries, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Stark Financial Industries, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Stark Financial Industries, LLC's management. Our responsibility is to express an opinion on Stark Financial Industries, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stark Financial Industries, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Navolio & Tallman LLP

We have served as Stark Financial Industries, LLC's auditor since 2025.

New York, New York
March 31, 2026

STARK FINANCIAL INDUSTRIES, LLC

Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	1,208,814
Deposits with clearing organization		3,250,394
Receivables from broker-dealer		2,531,480
Securities owned, at fair value		30,607,826
Other assets		37,968
Right of use assets - operating lease		7,426
Total assets	$	37,643,908
Liabilities and member's equity		
Liabilities		
Margin loan payable	$	30,303,421
Accounts payable and accrued expenses		240,872
Income taxes payable		3,393
Operating lease liabilities		7,426
Total liabilities		30,555,112
Member's equity		7,088,796
Total liabilities and member's equity	$	37,643,908

The accompanying notes are an integral part of the statement of financial condition.

STARK FINANCIAL INDUSTRIES, LLC

Notes to Statement of Financial Condition
Year ended December 31, 2025

1. ORGANIZATION

Stark Financial Industries, LLC (the "Company") f/k/a I.E. Investments, Inc. d/b/a Stark Municipal Brokers, is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a municipal securities broker-dealer. The Company acts as an agent for principals in the buying and selling of municipal bonds and also engages in the proprietary trading of municipal bonds on a principal basis.

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

During 2024, the Company filed a Continuing Membership Application ("CMA") with FINRA to change ownership/control of the Company and add a new business line of revenue ("proprietary trading"). The Company received approval from FINRA in April 2025. Upon effectiveness, the Company became a Florida limited liability company and changed its name. The conversion was accounted for as a change in reporting entity and reflected as a common control transaction, with the financial statement retrospectively adjusted to the beginning of the period presented. In addition, with the change of control, the Company became a subsidiary of a wholly-owned S Corporation, and thus a disregarded entity for income tax purposes. The S-Corporation election by its parent became effective on June 1, 2025.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's statement of financial condition has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimated.

Cash, Cash Equivalents and Restricted Cash

For purposes of the statement of cash flows, the Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents. Included in deposits with clearing organization are clearing deposits that are sometimes held in money market funds. The Company does not consider these money market funds to be cash and cash equivalents as these amounts are not readily convertible to cash as they are restricted per the clearing agreement. As of December 31, 2025, the Company had no cash equivalents.

STARK FINANCIAL INDUSTRIES, LLC

Notes to Statement of Financial Condition
Year ended December 31, 2025

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported in the statement of financial condition:

	2025	2024
Cash and cash equivalents	$ 1,208,814	$ 261,259
Clearing deposits included in receivables from clearing brokers	3,250,394	58,578
Cash, Cash Equivalents and Restricted Cash	$ 4,459,208	$ 319,837

Deposits with Clearing Organization and Receivables from Broker-Dealer

Receivables relating to trades pending settlement are included in receivables from broker-dealer in the statement of financial condition. Deposits with clearing organization are pursuant to a clearing agreement with a clearing firm.

Allowance for Credit Losses

The Company routinely assesses the financial strength of its customers, while it evaluates its accounts receivable and provides an allowance for credit losses equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. The Company recognizes an allowance for credit losses in accordance with Accounting Standards Codification ("ASC") ASC Topic 326, Financial Instruments — Credit Losses ("ASC Topic 326"). As of December 31, 2025, there was no allowance for credit losses as management believes that all receivables are fully realizable.

Revenue Recognition

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

STARK FINANCIAL INDUSTRIES, LLC

Notes to Statement of Financial Condition
Year ended December 31, 2025

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

The Company buys and sells municipal securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company's only commission revenue is from buying and selling municipal securities; therefore, no disaggregation of revenue has been provided. Commissions receivable was $1,275 at December 31, 2024. There was no commission receivable at December 31, 2025.

Securities Owned, at Fair Value

Proprietary securities transactions in regular-way trades are recorded on the trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

Fair Value of Investments

ASC 820-10, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy. The three levels of the fair value hierarchy are described below:

Level 1 — Quoted prices in active markets for identical securities.

Level 2 — Other significant observable inputs other than quoted prices in active markets (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The following is a description of the valuation methodologies used for investments measured at fair value, based on the statement of financial condition classification.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Municipal bonds – Municipal bonds are issued by U.S. state and municipality entities or agencies. The fair values of municipal bonds are generally priced by independent pricing services. The pricing services typically use spreads obtained from broker-dealers, trade prices and the new issues market. As the significant inputs used to price the municipal bonds are observable market inputs, municipal bonds are classified within Level 2.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments.

Leases

The Company determines if an arrangement is a lease at inception of the arrangement. To the extent an arrangement represents a lease, the Company classifies that lease as either an operating lease or a finance lease. The Company capitalizes operating leases on its statement of financial position through a right-of-use ("ROU") asset and a corresponding lease liability. ROU assets represent its right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. Lease expense is recognized on a straight-line basis over the lease term. The Company does not recognize ROU assets and liabilities for leases with a term of 12 months or less.

Income Taxes

Prior to June 1, 2025, the Company operated as a C-Corporation and was subject to federal and applicable state income taxes. Accordingly, the Company accounted for income taxes under the asset-and-liability method in accordance with ASC 740, "Income Taxes". During this period, the Company recognized current and deferred income taxes, including the provision for federal and state income taxes incurred prior to the change in tax status.

Effective June 1, 2025, in connection with the change in ownership and the S-Corporation election of its parent, the Company became a disregarded entity for both federal and state income tax purposes. As a result, beginning June 1, 2025, the Company is no longer a tax-paying entity, and no longer recognizes federal or state income taxes or deferred tax assets or liabilities in its financial statement, as its taxable income and tax attributes are reported by its S-Corporation parent.

Management regularly evaluates the likelihood of realizing the benefit for income tax position taken by the Company in various federal and state filings by considering all relevant facts, circumstances, and information available. If management believes it is more likely than not that a position will be sustained, the Company will recognize a benefit at the largest amount which is cumulatively greater than fifty percent (50%) likely to be realized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as a component of the provision for income taxes. The Company has not recognized any contingencies for uncertain tax positions for the year ended December 31, 2025.

STARK FINANCIAL INDUSTRIES, LLC

Notes to Statement of Financial Condition
Year ended December 31, 2025

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting

The Company conducts its business and reports financial results as one operating segment and one reportable segment. The presentation of financial results as one reportable segment is consistent with the way the Company operates its business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's Chief Executive Officer serves as the CODM of the Company.

Recent Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update ("ASU") No. 2024-03, Income Statement - Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). ASU 2024-03 requires additional disclosures about the nature of expenses included in the income statement, such as purchases of inventory, employee compensation and depreciation. ASU 2024-03 is effective for public business entities for annual periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2024-03 on its financial statement and related disclosures.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" which expands the disclosure requirements for income taxes, primarily related to the rate reconciliation and information regarding income taxes paid. The Company adopted ASU 2023-09 effective January 1, 2025 on a prospective basis. Prior to June 1, 2025, the Company operated as a C-Corporation and was subject to federal and state income taxes; therefore, the enhanced disclosure requirements of ASU 2023-09 applied to that period. Effective June 1, 2025, the Company became a wholly-owned subsidiary of an S-Corporation and is treated as a disregarded entity for both federal and state income tax purposes. As a result, the Company is no longer a tax-paying entity and no longer recognizes income taxes under ASC 740 for periods after the change in tax status. The adoption of ASU 2023-09 resulted in the Company providing enhanced income tax disclosures for the portion of the year in which it was subject to income taxes. The ASU did not have any effect on how the Company recognizes or measures income taxes in this financial statement.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statement.

STARK FINANCIAL INDUSTRIES, LLC

Notes to Statement of Financial Condition
Year ended December 31, 2025

3. SECURITIES OWNED, AT FAIR VALUE

The Company's investments in municipal securities are held primarily for short-term trading profits and are classified as trading securities and are reflected at fair value.

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 are as follows:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
Municipal bonds	$ -	$ 30,607,826	$ -	$ 30,607,826
Total assets	$ -	$ 30,607,826	$ -	$ 30,607,826

There were no purchases or issuances, or transfers into or out of level 3 securities during the year.

4. RECEIVABLES, OTHER

The Company entered into an agreement dated January 15, 2022 (the "Agreement") with Information Publishing, Inc. to sell the Company's 10.27% limited partnership interest in Municipal Bond Information Services, LLC ("MBIS"). Under the Agreement, the Company will receive annual installment payments for five (5) years beginning in 2023, calculated by a percentage of excess revenue formula defined in the Agreement or $4,930, whichever is higher. The Company received $4,930 during the year ended December 31, 2025. The balance of the installment payments due as of December 31, 2025 is $9,860 and is reported on the Statement of Financial Condition under Other Assets. Management believes the amount receivable under the sale agreement is fully realizable.

5. MARGIN LOAN

The margin loan of $30,303,421 is secured by fixed income securities owned in the amount of $30,607,826. The interest charged is the federal funds rate plus 100 basis points (4.75% at December 31, 2025) and is payable monthly. If sufficient equity is not maintained in the account, the clearing broker can initiate a margin call and can request a deposit of additional funds or can sell securities. The clearing broker has the right to call the margin loan in full at any time. Margin interest expense is recognized and accrued as incurred.

6. COMMITMENTS

Operating Leases

The Company was obligated under a twenty-four-month agreement dated November 16, 2023 that expired in February 2026 for its office space in Thousand Oaks, CA. The discount rate used to compute the lease liability and ROU asset at the commencement date of the lease is 10.42%, which is the implicit rate. The implicit rate was computed using current estimated market value data readily available to determine the

6. COMMITMENTS (CONTINUED)

 Operating Leases (continued)

current asset value, lease costs, and estimates the Company made of the residual asset value, based on historical average market value data readily available.

Year ending December 31,		
2026	$	7,500
Total undiscounted lease payments		7,500
Less: imputed interest		74
Total operating lease liabilities	$	7,426

The Company did not renew its lease upon expiration in 2026.

7. CONCENTRATIONS

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operations for securities transactions are provided by one broker. This broker is a member of major securities exchanges. At December 31, 2025, all of the securities owned and the amounts due from broker reflected in the statement of financial condition are positions held by, and amounts due from, such broker. The Company is subject to credit risk should this broker be unable to fulfill their obligations to return the Company's securities or repay amounts owed. The Company's receivables from brokers relates to cash balances on deposit and approximately $3,250,000 is required by the clearing broker to be maintained on deposit.

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

8. RISK AND UNCERTAINTIES

The Company's future operating results may be affected by a number of factors. The Company's operations are in part dependent on "mission critical systems" that ensure prompt and accurate processing of securities transactions, including order taking, entry, execution, comparison, allocation, clearance, and settlement of securities transactions. In the event of a significant disruption of electronic data exchange with customers and the Company's clearing firm, operations could be adversely affected.

The margin loan increases the Company's exposure to financial market volatility and may impact the Company's liquidity under adverse conditions. The Company actively monitors market conditions and the

8. RISK AND UNCERTAINTIES (CONTINUED)

value of collateral securities to manage risks associated with margin calls. If the market value of the securities falls below a predetermined threshold, the Company is prepared to either provide additional capital or liquidate certain positions to cover the shortfall. The fair value of the margin loan closely approximates its carrying value due to its floating interest rate, which resets regularly based on current market conditions.

9. NET CAPITAL REQUIREMENTS

The Company is subject to Uniform Net Capital Rule pursuant to SEC Rule 15c3-1(a)(2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and in accordance with its membership agreement with FINRA, shall maintain a minimum net capital requirement of not less than $150,000. Also, in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital as of December 31, 2025 was $5,152,408. This exceeded minimum net capital requirements by $5,002,408.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2025, and through the date of the issuance of this financial statement and determined that there are no material events that would require recognition or disclosure in the Company's Statement of Financial Condition.